Exhibit 99.2

VASTA Platform Limited

Unaudited Condensed Interim Consolidated Financial Statements

Six-months period ended June 30, 2024

Vasta Platform Limited

Unaudited Condensed Interim Consolidated Financial Statements

Six-months period ended June 30, 2024

CONTENT

Unaudited Condensed Interim Consolidated Financial Statements Six-months period ended June 30, 2024	Page
Unaudited Condensed Interim Consolidated Statements of Financial Position as of June 30, 2024 and December 31, 2023	F-3
Unaudited Condensed Interim Consolidated Statements of profit or loss and other Comprehensive Profit or Loss for the six-months period ended June 30, 2024 and 2023	F-5
Unaudited Condensed Interim Consolidated Statements of Changes in Equity for the six-months period ended June 30, 2024 and 2023	F-6
Unaudited Condensed Interim Consolidated Statements of Cash Flows for the six-months period ended June 30, 2024 and 2023	F-7
Notes to the Unaudited Condensed Interim Consolidated Statements	F-8

Vasta Platform Limited

Unaudited Condensed Interim Consolidated Financial Statements

Six-months period ended June 30, 2024

Unaudited Condensed Interim Consolidated Statements of Financial Position as of June 30, 2024 and December 31, 2023

In thousands of R$, unless otherwise stated

Assets	Note	June 30, 2024	December 31, 2023
Current assets
Cash and cash equivalents	7	50,868	95,864
Marketable securities	8	272,991	245,942
Trade receivables	9	661,590	697,512
Inventories	10	289,421	300,509
Prepayments		82,228	71,870
Taxes recoverable		19,743	19,041
Income tax and social contribution recoverable		12,026	16,841
Other receivables		1,516	2,085
Other receivables - related parties	20	10,989	7,157
Total current assets		1,401,372	1,456,821

Non-current assets
Judicial deposits	21.c	218,736	207,188
Deferred income tax and social contribution	22.b	221,098	205,453
Equity accounted investees	11	57,456	64,484
Other investments and interests in entities		9,879	9,879
Property, plant and equipment	12	144,046	151,492
Intangible assets and goodwill	13	5,246,584	5,307,563
Total non-current assets		5,897,799	5,946,059

Total Assets		7,299,171	7,402,880

The accompanying notes are an integral part of this Unaudited Condensed Interim Consolidated Financial Statements.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated Financial Statements

Six-months period ended June 30, 2024

Unaudited Condensed Interim Consolidated Statements of Financial Position as of June 30, 2024 and December 31, 2023

In thousands of R$, unless otherwise stated

Liabilities	Note	June 30, 2024	December 31, 2023
Current liabilities
Bonds	14	21,536	541,763
Suppliers	15	206,893	221,291
Reverse factoring	15	257,536	263,948
Lease liabilities	16	14,544	17,078
Income tax and social contribution payable		2,314	-
Taxes payable		4,961	7,821
Salaries and social contributions	19	99,738	104,406
Contractual obligations and deferred income	17	30,564	32,815
Accounts payable for business combination and acquisition of associates	18	206,261	216,728
Other liabilities		16,634	26,382
Other liabilities - related parties	20	13,343	15,060
Total current liabilities		874,324	1,447,292

Non-current liabilities
Bonds	14	746,923	250,000
Lease liabilities	16	78,434	79,579
Accounts payable for business combination and acquisition of associates	18	412,569	397,392
Provision for tax, civil and labor losses	21.a	721,166	697,990
Other liabilities		7,124	9,836
Total non-current liabilities		1,966,216	1,434,797

Total current and non-current liabilities		2,840,540	2,882,089

Shareholder's Equity
Share capital	23.1	4,820,815	4,820,815
Capital reserve	23.3	90,211	89,627
Treasury shares	23.4	(77,911)	(59,525)
Accumulated losses		(375,409)	(331,559)
		4,457,706	4,519,358

Interest of non-controlling shareholders		925	1,433

Total Shareholder's Equity		4,458,631	4,520,791

Total Liabilities and Shareholder's Equity		7,299,171	7,402,880

The accompanying notes are an integral part of this Unaudited Condensed Interim Consolidated Financial Statements.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated Financial Statements

Six-months period ended June 30, 2024

Unaudited Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Profit or Loss for the six-months period ended June 30, 2024 and 2023

In thousands of R$, except for profit (loss) per share

	Note	April to June 30, 2024	April to June 30, 2023	June 30, 2024	June 30, 2023
Net revenue from sales and services	24	294,352	271,396	755,068	674,231
Sales		272,433	246,960	714,978	628,315
Services		21,919	24,436	40,090	45,916

Cost of goods sold and services	25	(130,767)	(119,177)	(270,850)	(274,303)

Gross profit		163,585	152,219	484,218	399,928

Operating income (expenses)		(206,920)	(207,463)	(431,502)	(395,191)
General and administrative expenses	25	(122,909)	(118,091)	(262,811)	(245,372)
Commercial expenses	25	(73,578)	(64,863)	(146,838)	(115,924)
Impairment losses on trade receivables	25	(10,149)	(1,028)	(23,354)	(11,408)
Other operating income	25	22	9,487	2,002	10,481
Other operating expenses	25	(306)	(32,968)	(501)	(32,968)

Share of loss equity-accounted investees	11	(3,968)	(2,126)	(7,028)	(2,654)

(Loss) profit before finance result and taxes		(47,303)	(57,370)	45,688	2,083

Finance result
Finance income	26	16,187	17,470	29,730	34,101
Finance costs	26	(63,974)	(82,754)	(133,784)	(158,570)

Loss before income tax and social contribution		(95,090)	(122,654)	(58,366)	(122,386)

Income tax and social contribution
Current	22.a	5,183	3,917	(1,790)	2,463
Deferred	22.a	23,736	40,126	15,927	39,088
		28,919	44,043	14,137	41,551

Loss for the period		(66,171)	(78,611)	(44,229)	(80,835)

Allocated to:
Controlling shareholders		(66,022)	(79,230)	(43,850)	(81,508)
Non-controlling shareholders		(149)	619	(379)	673

Loss per share
Basic	23.2			(0.52)	(0.97)
Diluted	23.2			(0.52)	(0.97)

The accompanying notes are an integral part of this Unaudited Condensed Interim Consolidated Financial Statements.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated Financial Statements

Six-months period ended June 30, 2024

Unaudited Condensed Interim Consolidated Statements of Changes in Equity for the six-months period ended June 30, 2024 and 2023

In thousands of R$, unless otherwise stated

	Share Capital		Capital Reserve
	Share Capital	Share issuance costs	Share-based compensation reserve (granted)	Share-based compensation reserve (vested)	Treasury shares	Accumulated losses	Total Shareholders' Equity	Non-controlling shareholders	Total Shareholders' Equity
Balance as of December 31, 2022	4,961,988	(141,173)	46,245	34,286	(23,880)	(247,787)	4,629,679	-	4,629,679
Loss for the period	-		-	-		(81,508)	(81,508)	673	(80,835)
Share based compensations granted and issued	-	-	8,226	-	-	-	8,226	-	8,226
Share based compensations vested	-	-	(1,767)	-	1,767	-	-	-	-
(loss) gain on the sale of treasury shares			(327)	-	327	-	-	-
Non-controlling shareholders	-	-	-	-	-	-	-	2,869	2,869
Balance as of June 30, 2023	4,961,988	(141,173)	52,377	34,286	(21,786)	(329,295)	4,556,397	3,542	4,559,939

Balance as of December 31, 2023	4,961,988	(141,173)	55,341	34,286	(59,525)	(331,559)	4,519,358	1,433	4,520,791
Loss for the period	-	-	-	-	-	(43,850)	(43,850)	(379)	(44,229)
Share based compensations granted and issued	-	-	4,729	-	-	-	4,729	-	4,729
Share based compensations vested	-	-	(4,145)	-	4,145	-	-	-	-
Repurchase shares on treasury (note 23.4)	-	-	-	-	(22,531)	-	(22,531)	-	(22,531)
Non-controlling shareholders	-	-	-	-	-	-	-	(129)	(129)
Balance as of June 30, 2024	4,961,988	(141,173)	55,925	34,286	(77,911)	(375,409)	4,457,706	925	4,458,631

The accompanying notes are an integral part of this Unaudited Condensed Interim Consolidated Financial Statements.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of six-months period ended June 30, 2024

In thousands of R$, unless otherwise stated.

Unaudited Condensed Interim Consolidated Statements of Cash Flows for the six-months period ended June 30, 2024 and 2023

In thousands of R$ unless otherwise stated

		June 30,
	Notes	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before income tax and social contribution		(58,366)	(122,386)
Adjustments for:
Depreciation and amortization	12 and 13	141,252	140,608
Share of loss profit of equity-accounted investees	11	7,028	2,654
Impairment losses on trade receivables	9	23,354	11,408
Provision (reversal) for tax, civil and labor losses, net	21.a	458	(9,165)
Provision on accounts payable for business combination	25	-	23,562
Interest on provision for tax, civil and labor losses	21.a	22,859	31,114
Interest on bonds	14	48,409	60,853
Contractual obligations and right to returned goods		(1,551)	17,823
Interest on accounts payable for business combination and acquisition of associates	18	30,472	34,987
Interest on suppliers	26	22,684	15,180
Share-based payment expense		4,729	8,226
Interest on lease liabilities	16	4,702	6,260
Interest from financial investments and marketable securities	26	(12,144)	(19,633)
Cancellations of right-of-use contracts		(1,951)	-
Residual value of disposals of property and equipment and intangible assets	12 and 13	1,187	(231)
		233,122	201,260
Changes in
Trade receivables		12,568	71,653
Inventories		11,088	(13,104)
Prepayments		(10,358)	(21,562)
Taxes recoverable		2,605	4,838
Judicial deposits and escrow accounts		(11,491)	(665)
Other receivables		569	105
Related parties – other receivables		(3,832)	1,729
Suppliers		(43,494)	21,366
Salaries and social charges		(4,668)	(843)
Tax payable		(546)	(5,140)
Contractual obligations and deferred income		(700)	(31,707)
Other liabilities		(11,933)	(5,682)
Other liabilities - related parties		(1,717)	(55)
Cash from operating activities		171,213	222,193
Payment of interest on leases	16	(4,608)	(7,086)
Payment of interest on bonds	14	(77,996)	(57,915)
Payment of interest on business combinations	18	(5,815)	(7,768)
Income tax and social contribution paid		-	(665)
Payment of provision for tax, civil and labor losses	21.a	(198)	(739)
Net cash from operating activities		82,596	148,020
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	12	(10,893)	(9,348)
Additions of intangible assets	13	(56,856)	(60,013)
Acquisition of subsidiaries net of cash acquired		-	(3,212)
Proceeds from investment in marketable securities		(513,579)	(625,621)
Purchase of investment in marketable securities		498,674	640,766
Net cash used in investing activities		(82,654)	(57,428)
CASH FLOWS FROM FINANCING ACTIVITIES
Repurchase shares on treasury	23.4	(22,531)	-
Lease liabilities paid	16	(8,087)	(13,918)
Payments of bonds	14	(490,000)	-
Issuance of securities with related parties	14	495,627	-
Payments of accounts payable for business combination	18	(19,947)	(84,171)
Net cash used in financing activities		(44,938)	(98,089)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(44,996)	(7,497)
Cash and cash equivalents at beginning of period	7	95,864	45,765
Cash and cash equivalents at end of period	7	50,868	38,268
NET DECREASE IN CASH AND CASH EQUIVALENTS		(44,996)	(7,497)

The accompanying notes are an integral part of this Unaudited Condensed Interim Consolidated Financial Statements.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of six-months period ended June 30, 2024

In thousands of R$, unless otherwise stated.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Amounts in thousands of R$, unless otherwise stated)

1. The Company and Basis of Presentation

1.1. The Company

Vasta Platform Limited, together with its subsidiaries (the Company or Group) is a publicly held company incorporated in the Cayman Islands on October 16, 2019, with headquarters in the city of São Paulo, Brazil. The Company is a technology-powered education content providing end-to-end educational and digital solutions that cater to all needs of private schools operating in the K-12 educational segment. Vasta’s fiscal year begins on January 1 of each year and ends on December 31 of the same year.

The Company is a subsidiary of Cogna Educação S.A. (Cogna Educação S.A. and its subsidiaries defined as “Cogna Group”), and since July 31, 2020, VASTA Platform Limited. has been a publicly-held company registered with SEC (“The US Securities and Exchange Commission) and its shares are traded on Nasdaq Global Select Market under ticker symbol “VSTA”.

2. Basis of accounting

These Interim Financial Statements for the six-month period ended June 30, 2024, have been prepared in accordance with the IAS 34 – Interim Financial reporting – and should be read in conjunction with the Group’s last annual Consolidated Financial Statements as at and for the year ended December 31, 2023 (‘last annual financial statements’). They do not include all the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (IFRS) standards. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements.

The Unaudited Condensed Interim Consolidated Financial Statements as of June 30, 2024 are presented in thousands of Brazilian Reais (“R$”), which is the Company functional currency. All financial information presented in R$ has been rounded to the nearest thousands, except as otherwise indicated.

(a)       Basis of consolidation and investments in other companies

	Interest
Company	June 30, 2024	December 31, 2023
Somos Sistemas de Ensino S.A. (“Somos Sistemas”)	100%	100%
A & R Comercio e Serviços de Informática Ltda. (“Pluri”)	100%	100%
Colégio Anglo São Paulo Ltda. (“Anglo São Paulo”)	100%	100%
Phidelis Tecnologia Desenvolvimento de Sistemas Ltda. (“Phidelis”)	100%	100%
MVP Consultoria e Sistemas Ltda. (“MVP”)	100%	100%
Sociedade Educacional da Lagoa Ltda (“SEL”)	100%	100%
EMME – Produções de Materiais em Multimídia Ltda (“EMME”)	100%	100%
Escola Start Ltda. (“Start”)	51%	51%

These Unaudited Condensed Interim Consolidated Financial Statements were authorized for issue by the Executive Board on August 05, 2024.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of six-months period ended June 30, 2024

In thousands of R$, unless otherwise stated.

3. Use of estimates and judgements

In preparing the Interim Financial Statements, Management has made judgements and estimates that affect the application of Company´s accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates.

The significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

Those estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable and relevant under the circumstances. Revisions to estimates are recognized prospectively.

In estimating the fair value of an asset or a liability, the Company uses market-observable data to the extent it is available. All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Measurement of fair values

•	Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

•	Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

•	Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

Where Level 1 inputs are not available, if needed, the Company engages third party qualified appraisers to perform the valuation using Level 2 and / or Level 3 inputs. The Company’s management establishes the appropriate valuation techniques and inputs to the model, working closely with the qualified external advisors when they are engaged in such activities.

The valuations of identifiable assets and contingent liabilities in business combinations could be particularly sensitive to changes in one or more unobservable inputs considered in the valuation process.

4. Material accounting policies and new and not yet effective accounting standards

The accounting policies applied in these interim financial statements are the same as those applied in the Company’s consolidated financial statements as at and for the year ended December 31, 2023. The accounting policies have been consistently applied to all consolidated companies. There are no new accounting policies that could be applicable since January 1, 2024, or early adopted in the Unaudited Condensed Interim Consolidated Financial Statements.

5. Financial Risk Management

The Company has a risk management policy for monitoring and managing the nature and overall position of financial risks and to assess its financial results and impacts on its cash flows. Counterparty credit limits are also reviewed periodically or whenever the Company identifies significant changes in financial risk.

The economic and financial risks reflect the behavior of macroeconomic variables such as interest rates as well as other characteristics of the financial instruments maintained by the Company. These risks are managed through control and monitoring policies, specific strategies, and limits.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of six-months period ended June 30, 2024

In thousands of R$, unless otherwise stated.

a.	Financial risk factors

The Company’s activities expose it to certain financial risks mainly related to market risk, credit risk and liquidity risk. Management and the Group’s Board of Directors monitor such risks in line with their capital management policy objectives.

This note presents information on the Company’s exposure to each of the risks above, the objectives of the Company, measurement policies, and the Company’s risk and capital management process. The Company has no derivative transactions.

a.	Market risk – cash flow interest rate risk

This risk arises from the possibility that the Company incurs losses because of interest rate fluctuations that increase finance costs related to bonds raised in the market and obligations for acquisitions from third parties payable in installments. The Company continuously monitors market interest rates in order to assess the need to contract financial instruments to hedge against volatility of these rates. Additionally, financial assets also indexed to CDI and IPCA (broad consumer price index) partially mitigate any interest rate exposures. Interest rates contracted are as follows:

	June 30, 2024	December 31, 2023	Interest rate
Bonds
Private bonds – 9th Issuance – series 2	261,958	263,904	CDI + 2.40% p.a.
Private bonds – 10th Issuance – series 2	496,180	-	CDI + 1.35% p.a. and CDI + 1.60% p.a.
Bonds – 1st Issuance – single	10,321	527,859	CDI + 2.30% p.a.
Lease liabilities	92,978	96,657	IPCA
Accounts payable for business combination and acquisition of associates	618,830	614,120	CDI
	1,480,267	1,502,539

b.	Credit risk

Credit risk arises from the potential default of a counterparty on an agreement or financial instrument, resulting in financial loss. The Company is exposed to credit risk in its operating activities (mainly in connection with trade receivables), financial activities that include reverse factoring deposits with banks and other financial institutions, and other financial instruments contracted.

The Company mitigates its exposure to credit risks associated with financial instruments, deposits in banks and short-term investments by investing in prime financial institutions and in accordance with limits previously set in the Company’s policy. See notes 7 and 8.

To mitigate risks associated with trade receivables, the Company adopts a sales policy and an analysis of the financial and equity condition of its counterparties. The sales policy is directly associated with the level of credit risk the Company is willing to accept in the normal course of its business.

The diversification of its receivable’s portfolio, the selectivity of its customers, as well as the monitoring of sales financing terms and individual position limits are procedures adopted to minimize defaults or losses in the realization of trade receivables. Thus, the Company does not have significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics.

Furthermore, the Company reviews the recoverable amount of its trade receivables at the end of each reporting period to ensure that expected credit losses have been recorded (note 9).

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of six-months period ended June 30, 2024

In thousands of R$, unless otherwise stated.

c.	Liquidity risk

To cover possible liquidity deficiencies or mismatches between cash and cash equivalents and short-term debt and financial obligations, the Company continues to operate with reverse factoring if this credit line is offered by banks and accepted by Company suppliers. This is the risk of the Company not having enough funds and or bank credit limits to meet its short-term financial commitments, due to mismatching terms in expected receipts and payments.

The Company continuously monitors its cash balance and indebtedness level and implemented measures to allow access to the capital markets, when necessary. It also endeavors to assure they remain within existing credit limits. Management also monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets, liabilities and takes into consideration its debt financing plans, covenant compliance, internal liquidity targets and, if applicable, regulatory requirements.

Financial liabilities by maturity ranges

June 30, 2024	Less than one year	Between one and two years	Over two years	Total
Bonds (note 14)	21,536	248,803	498,120	768,459
Lease liabilities (note 16)	14,544	15,971	62,463	92,978
Accounts payable for business combination and acquisition of associates (note 18)	206,261	203,345	209,224	618,830
Suppliers (note 15)	206,893	-	-	206,893
Reverse factoring (note 15)	257,536	-	-	257,536
Other liabilities - related parties (note 20)	13,343	-	-	13,343
	720,113	468,119	769,807	1,958,039

The table below reflects the estimated interest rate based on CDI and IPCA for 12 months (11.80% p.a. and 4.23% p.a., respectively), in according to contractual rates on June 30, 2024. Amounts payable refer to principal and interest based on undiscounted contractual amounts and, therefore, do not reflect the financial position presented as of June 30, 2024:

June 30, 2024	Less than one year	Between one and two years	Over two years	Total
Bonds (note 14)	24,076	278,150	556,874	859,100
Lease liabilities (note 16)	15,159	16,646	65,104	96,909
Accounts payable for business combination and acquisition of associates (note 18)	230,590	227,330	233,902	691,822
Suppliers (note 15)	231,296	-	-	231,296
Reverse Factoring (note 15)	287,913	-	-	287,913
Other liabilities - related parties (note 20)	14,917	-	-	14,917
	803,951	522,126	855,880	2,181,957

Capital management

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure of the Company, management can make, or may propose to the shareholders when their approval is required, adjustments to the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce, for example, debt.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of six-months period ended June 30, 2024

In thousands of R$, unless otherwise stated.

The Company monitors capital based on the gearing ratio. This ratio corresponds to the net debt expressed as a percentage of total capitalization. Net debt comprises financial liabilities less cash and cash equivalents. Total capitalization is calculated as shareholders’ equity as shown in the consolidated balance sheet plus net debt.

 The Company’s main capital management objectives are to safeguard its ability to continue as a going concern, optimize returns, allow consistency of operations to other stakeholders, and maintain an optimal capital structure reducing financial costs and maximizing the returns. In addition, the Company monitors financial leverage adequacy, and mitigates risks that may affect the availability of capital for Company development.

	June 30, 2024	December 31, 2023
Net debt (i)	1,907,171	1,906,975
Total shareholder’' equity	4,458,631	4,520,791
Total capitalization (ii)	2,551,460	2,613,816
Gearing ratio - % - (iii)	75%	73%

(i)	Net debt comprises financial liabilities (note 6) net of cash and cash equivalents.

(ii)	Refers to the difference between Shareholders’ Equity and Net debt.

(iii)	The Gearing Ratio is calculated based on Net Debt/Total Capitalization

Sensitivity analysis

The following table presents the sensitivity analysis of potential losses from financial instruments, according to Management’s assessment of relevant market risks presented above.

A probable scenario (base scenario) over a 12-month horizon was used, with a projected rate of 11.80% p.a. as per DI Interest Deposit rate (“CDI”), and 4.23% p.a. as per IPCA reference rates disclosed by B3 S.A. (Brazilian stock exchange). Two further scenarios are presented, respectively, a 15% interest rate drop in scenario I and 30% interest rate drop in scenario II, of the projected rates.

	Index - % per year	Balance as of June 30, 2024	Base scenario	Scenario I	Scenario II
Financial investments	107% of CDI	47,673	5,623	4,780	3,936
Marketable securities	98% of CDI	272,991	32,200	27,370	22,540
		320,664	37,823	32,150	26,476

Bonds	100% of CDI + 2,40%p.a. 1,60%p.a. and 2,30% p.a.	(768,459)	(90,641)	(77,045)	(63,449)
Lease liabilities	100% of IPCA	(92,978)	(3,931)	(3,341)	(2,752)
Accounts payable for business combination and acquisition of associates	100% of CDI	(618,830)	(72,992)	(62,043)	(51,095)
		(1,480,267)	(167,564)	(142,429)	(117,296)
Net exposure		(1,159,603)	(129,741)	(110,279)	(90,820)
Interest rate -% p.a. (CDI)	-	-	11.80%	10.03%	8.26%
Interest rate -% p.a. (IPCA)	-	-	4.23%	3.59%	2.96%

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of six-months period ended June 30, 2024

In thousands of R$, unless otherwise stated.

6. Financial Instruments by Category

The Company holds the following financial instruments. The Company has not disclosed the fair values of the financial instruments, because their carrying amounts approximates fair value.

	Level	June 30, 2024	December 31, 2023
Assets - Amortized cost
Cash and cash equivalents		50,868	95,864
Trade receivables		661,590	697,512
Other receivables		1,516	2,085
Other receivables - related parties		10,989	7,157
		724,963	802,618

Assets - Fair value through profit or loss
Marketable securities	1	272,991	245,942
Other investments and interests in entities	3	9,879	9,879
		282,870	255,821

Liabilities - Amortized cost
Bonds		768,459	791,763
Lease liabilities		92,978	96,657
Reverse factoring		257,536	263,948
Suppliers		206,893	221,291
Accounts payable for business combination and acquisition of associates		610,420	587,917
Other liabilities - related parties		13,343	15,060
		1,949,629	1,976,636

Liabilities - Fair value through profit or loss		8,410	26,203
Accounts payable for business combination and acquisition of associates (i)	3	8,410	26,203

(i)	Refers to a earn out remeasured based on economic activity of the acquired entity (post-closing price adjustments). Valuation techniques and significant unobservable inputs related to measurement are consistent with disclosures described in last annual financial statements.

Fair Value Measurements – Level 3

a.	Reconciliation to the closing balances

The following table shows the changes during the period in measuring level 3 fair values:

Accounts payable for business combination- Level 3	December 31, 2023	Interest	Payment	June 30, 2024
Sociedade Educacional da Lagoa	17,920	153	(18,073)	-
Phidelis	8,283	127	-	8,410
	26,203	280	(18,073)	8,410

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of six-months period ended June 30, 2024

In thousands of R$, unless otherwise stated.

7. Cash and cash equivalents

a.	Composition

The balance of this account comprises the following amounts:

	June 30, 2024	December 31, 2023
Cash	2	2
Bank account	3,193	3,407
Financial investments (i)	47,673	92,455
	50,868	95,864

(i)	The Company invests in short-term fixed income investment funds with daily liquidity and no material risk of change in value. Financial investments presented an average gross yield of 107% of the annual CDI rate on June 30, 2024 (104% on December 31, 2023). All investments are highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value and correspond to the cash obligations for the period.

8. Marketable securities

a.	Composition

	Credit Risk	June 30, 2024	December 31, 2023
Private investment fund	AAA	272,991	245,942

The average gross yield of private investments fund is based on 98% CDI on June 30, 2024 (102% CDI on December 31, 2023).

9. Trade receivables

The balance of this account comprises the following amounts:

a.	Composition

	June 30, 2024	December 31, 2023
Trade receivables	743,116	771,392
Related parties (note 20)	12,017	18,137
(-) Impairment losses on trade receivables	(93,543)	(92,017)
	661,590	697,512
b.	Maturities of trade receivables

	June 30, 2024	December 31, 2023
Not yet due	506,038	541,656
Past due
Up to 30 days	47,532	33,749
From 31 to 60 days	28,463	22,933
From 61 to 90 days	29,783	25,584
From 91 to 180 days	30,423	52,404
From 181 to 360 days	47,729	61,782
Over 360 days	53,148	33,284
Total past due	237,078	229,736
Related parties (note 20)	12,017	18,137
Impairment losses on trade receivables	(93,543)	(92,017)
	661,590	697,512

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of six-months period ended June 30, 2024

In thousands of R$, unless otherwise stated.

The gross carrying amount of trade receivables is written off when the Company has no reasonable expectations of recovering the financial asset in its entirety or a portion thereof. Collection efforts continue to be made, even for the receivables that have been written off, and amounts recoverable are recognized directly in Consolidated Statement of Profit or Loss and Other Comprehensive Income upon collection.

c.	Changes on provision

	June 30, 2024	June 30, 2023
Opening balance	92,017	69,481
Additions	26,989	17,397
Reversals	(3,635)	(5,989)
Write offs	(21,828)	(16,019)
Closing balance	93,543	64,870

10. Inventories

The balance of this account comprises the following amounts:

a.	Composition

	June 30, 2024	December 31, 2023
Finished products	199,678	218,600
Work in process	59,458	59,659
Raw materials	25,445	16,663
Right to returned goods (i)	4,840	5,587
	289,421	300,509

(i)	Represents the Company’s right to recover products from customers when customers exercise their right of return under the Company’s returns policies, where the Company estimates the volume of goods returned based on experience and foreseen expectations.

11. Equity accounted investees

a.	Composition of investments

	Investment type	Interest %	Equity	Fair value	Goodwill	June 30, 2024
Educbank	Associate	43.1%	17,594	6,076	33,786	57,456
			17,594	6,076	33,786	57,456

	Investment type	Interest %	Equity	Fair value	Goodwill	December 31, 2023
Educbank	Associate	45%	24,026	6,672	33,786	64,484
			24,026	6,672	33,786	64,484

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of six-months period ended June 30, 2024

In thousands of R$, unless otherwise stated.

b.	Investments in associates

Educbank
December 31, 2022	83,139
Share of loss equity-accounted investees	(2,654)
June 30, 2023	80,485

December 31, 2023	64,484
Share of loss equity-accounted investees	(7,028)
June 30, 2024	57,456

12. Property, plant and equipment

The cost, weighted average depreciation rates and accumulated depreciation are as follows:

		June 30, 2024			December 31, 2023
	Weighted average depreciation rate	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value

IT equipment	10%-33%	89,752	(72,325)	17,427	83,461	(61,849)	21,612
Furniture, equipment and fittings	10%-33%	55,910	(36,457)	19,453	54,986	(32,739)	22,247
Property, buildings and improvements	5%-20%	54,342	(43,363)	10,979	54,372	(43,555)	10,817
In progress	-	17,952	-	17,952	16,765	-	16,765
Right of use assets	12%	164,552	(86,360)	78,192	178,940	(98,932)	80,008
Land	-	43	-	43	43	-	43
Total		382,551	(238,505)	144,046	388,567	(237,075)	151,492

Changes in property, plant and equipment are as follows:

	IT equipment	Furniture, equipment and fittings	Property, buildings and improvements	In progress	Right of use assets	Land	Total
As of December 31, 2022	36,968	24,103	12,646	4,494	119,086	391	197,688
Additions	2,054	3,785	-	3,509	8,507	-	17,855
Business combination	-	613	183	-	-		796
Disposals	-	(48)	-	-	(2,250)	-	(2,298)
Depreciation	(8,945)	(542)	(2,779)	-	(15,487)	-	(27,753)
Transfers	-	(3,920)	4,295	(4,295)	-	-	(3,920)
As of June 30, 2023	30,077	23,991	14,345	3,708	109,856	391	182,368

As of December 31, 2023	21,612	22,247	10,817	16,765	80,008	43	151,492
Additions	7,114	1,049	1,541	1,189	17,288	-	28,181
Disposals	(791)	(301)	(84)	(2)	(11,023)	-	(12,201)
Depreciation	(10,508)	(3,542)	(1,295)	-	(8,081)	-	(23,426)
As of June 30, 2024	17,427	19,453	10,979	17,952	78,192	43	144,046

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of six-months period ended June 30, 2024

In thousands of R$, unless otherwise stated.

13. Intangible Assets and Goodwill

The cost, weighted average amortization rates and accumulated amortization of intangible assets and goodwill comprise the following amounts:

		June 30, 2024			December 31, 2023
	Weighted average depreciation rate	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Software	20%	350,776	(236,732)	114,044	336,687	(221,986)	114,701
Customer Portfolio	8%	1,198,555	(527,098)	671,457	1,198,455	(475,803)	722,652
Trademarks	5%	633,103	(153,680)	479,423	633,154	(140,025)	493,129
Trade Agreement	8%	243,114	(61,430)	181,684	243,114	(49,049)	194,065
Platform content production	33%	203,308	(144,300)	59,008	178,033	(121,932)	56,101
Other Intangible assets	33%	11,225	(5,027)	6,198	11,236	(5,029)	6,207
In progress	0%	20,907	-	20,907	6,845	-	6,845
Goodwill	0%	3,713,863	-	3,713,863	3,713,863	-	3,713,863
		6,374,851	(1,128,267)	5,246,584	6,321,387	(1,013,824)	5,307,563

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of six-months period ended June 30, 2024

In thousands of R$, unless otherwise stated.

Changes in intangible assets and goodwill were as follows:

	Software	Customer Portfolio	Trademarks	Trade Agreement	Platform content production	Other Intangible assets	In progress	Goodwill	Total
As of December 31, 2022	80,722	823,183	518,615	218,827	48,370	7,281	18,958	3,711,721	5,427,677
Additions	11,420	-	-	-	29,548	-	19,046	-	60,014
Additions through business combinations	-	1,510	4,740	-	-	-	-	1,466	7,716
Amortization	(15,926)	(51,065)	(13,654)	(12,381)	(19,829)	-	-	-	(112,855)
Transfers	23,565	-	-	-	480	-	(20,125)	-	3,920
As of June 30, 2023	99,781	773,628	509,701	206,446	58,569	7,281	17,879	3,713,187	5,386,472

As of December 31, 2023	114,701	722,652	493,129	194,065	56,101	6,207	6,845	3,713,863	5,307,563
Additions	12,177	-	-	-	25,429	-	19,250	-	56,856
Disposals	-	-	-	-	-	(9)	-	-	(9)
Amortization	(18,022)	(51,195)	(13,706)	(12,381)	(22,522)	-	-	-	(117,826)
Transfers	5,188	-	-	-	-	-	(5,188)	-	-
As of June 30, 2024	114,044	671,457	479,423	181,684	59,008	6,198	20,907	3,713,863	5,246,584

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of six-months period ended June 30, 2024

In thousands of R$, unless otherwise stated.

Goodwill impairment test

The Company performs its annual impairment test in December and whenever circumstances indicate that the carrying value may be impaired. The Company’s impairment test for goodwill is assessed by comparing it carrying amount with its recoverable amount. The key assumptions used to determine the recoverable amount for the different cash generating units were disclosed in the annual consolidated financial statements for the year ended December 31, 2023.

There were no indications of impairment for six-month periods ended June 30, 2024 and 2023.

14. Bonds

The balance of bonds comprises the following amounts:

	December 31, 2023	Additions (i)	Payment of interest	Payment	Interest accrued	Transaction cost of bonds	Transfers	June 30, 2024
Bonds with related parties (note 20)	13,904	-	(17,922)	-	16,611	-	(1,378)	11,215
Bonds	527,859	-	(60,074)	(490,000)	31,798	557	181	10,321
Current liabilities	541,763	-	(77,996)	(490,000)	48,409	557	(1,197)	21,536
Bonds with related parties (note 20)	250,000	495,627	-	-	-	99	1,197	746,923
Non-current liabilities	250,000	495,627	-	-	-	99	1,197	746,923
Total	791,763	495,627	(77,996)	(490,000)	48,409	656	-	768,459

(i)	On June 21, 2024, the Company issued simple debentures not convertible into shares, comprised of two series, subject to remunerative interest of 100% of the CDI, plus a spread of 1.35% for the first series, and 1.60% for the second series, per year, in the total amount of R$500,000. The debentures aim to strengthen the Company's capital structure and lengthen the maturity profile of the debt, with the final payment term now set at 59 months.

We present below the composition of interest and principal payments considering the issues made:

Issuance	Payments	Interest
SEDU21 – 9th. SOMOS 2nd. series	02/15/2024	(17,922)
GAGL11 - Somos Sistemas	02/05/2024	(35,501)
SEDU21 – 10th. SOMOS 1nd. series	06/27/2024	(24,573)
	Total	(77,996)

	December 31, 2022	Payment of interest	Interest accrued	Transaction cost of bonds	Transfers	June 30, 2023
Bonds with related parties	63,325	(18,463)	22,671	-	-	67,533
Bonds	30,454	(39,452)	38,182	509	(509)	29,184
Current liabilities	93,779	(57,915)	60,853	509	(509)	96,717
Bonds with related parties	250,206	-	-	-	-	250,206
Bonds	499,011	-	-	-	509	499,520
Non-current liabilities	749,217	-	-	-	509	749,726
Total	842,996	(57,915)	60,853	509	-	846,443

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of six-months period ended June 30, 2024

In thousands of R$, unless otherwise stated.

a.	Bonds’ description

See below the bonds outstanding on June 30, 2024:

Subscriber	Related parties	Related parties	Third parties
Issuance	9th	10th	1st
Series	2nd Series	2nd Series	Single Series
Date of issuance	09/28/2022	06/21/2024	08/06/2021
Maturity date	09/28/2025	05/15/2029	08/05/2024
First payment after	36 months	59 months	35 months
Remuneration payment	Semi-annual interest	Semi-annual interest	Semi-annual interest
Financials charges	CDI + 2.40% p.a.	CDI + 1.46% p.a.	CDI + 2.30% p.a.
Principal amount (in millions of R$)	250	500	500

b.	Bonds’ maturities

The maturities range of these accounts, considering related and third parties are as follow:

Maturity of installments	June 30, 2024%		December 31, 2023%
In up to one year	21,536	2.8	541,763	68.4
Total current liabilities	21,536	2.8	541,763	68.4

One to two years	248,803	32.4	250,000	31.6
Two to three years	274,871	35.7	-	-
Three years on	223,249	29.1	-	-
Total non-current liabilities	746,923	97.2	250,000	31.6

	768,459	100.0	791,763	100.0

c.	Debt commitments

The maintenance of the contractual maturity of debentures at their original maturities is subject to financial covenants, which are being complied with. The main assumptions adopted in this calculation are described in the Financial Statements as of December 31, 2023. Additionally, the Company complied with all debt commitments in the exercise applicable on December 31, 2023.

15. Suppliers

The balance of this account comprises the following amounts:

a.	Composition

	June 30, 2024	December 31, 2023
Local suppliers	171,311	188,814
Related parties (note 20)	16,673	11,247
Copyright	18,909	21,230
Suppliers	206,893	221,291

Reverse factoring (i)	257,536	263,948

(i)	As of June 30, 2024, the balance of reverse factoring was R$ 257,536 (R$ 263,948 as of December 31, 2023), and the discount rates of assignment operations carried out by our suppliers with financial institutions had a weighted average of 1.00% per month (as of December 31, 2023, the weighted average was 1.05% per month) and a maximum payment term of 360 days. The balance is initially recognized net of the present value adjustment, which is subsequently recognized as a financial expense.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of six-months period ended June 30, 2024

In thousands of R$, unless otherwise stated.

16. Lease liabilities

The lease agreements have an average term of 12 years and weighted average rate of 9.58% p.a.

	June 30, 2024	June 30, 2023
Opening balance	96,657	140,563
Additions for new lease agreements	10,434	-
Renegotiation	6,854	8,511
Cancelled contracts	(12,974)	(2,533)
Interest	4,702	6,260
Payment of interest	(4,608)	(7,086)
Payment of principal	(8,087)	(13,918)
	92,978	131,797
Current liabilities	14,544	23,635
Non-current liabilities	78,434	108,162
	92,978	131,797

Short-term leases (lease period of 12 months or less) and leases of low-value assets (such as personal computers and office furniture) are recognized on a straight-line basis in rent expenses for the period and are not included in lease liabilities. Fixed and variable lease payments, including those related to short-term contracts and to low-value assets, were the following for the period ended June 30, 2024 and June 30, 2023:

	June 30, 2024	June 30, 2023
Fixed payments	12,695	21,004
Payments related to short-term contracts and low value assets, variable price contracts (note 25)	15,526	17,705
	28,200	38,709

17. Contractual obligations and deferred income

	June 30, 2024	December 31, 2023
Refund liability (i)	30,555	32,613
Contract of exclusivity for processing payroll	9	202
Current liabilities	30,564	32,815

(i)	Refers to the customer’s right to return goods. The Company business cycle is from October to September for each year.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of six-months period ended June 30, 2024

In thousands of R$, unless otherwise stated.

18. Accounts payable for business combination and acquisition of associates

	June 30, 2024	December 31, 2023
Meritt	300	300
SEL	-	17,920
Redação Nota 1000	3,134	4,610
EMME	8,742	8,500
Editora De Gouges	599,737	570,027
Phidelis	6,917	12,763
	618,830	614,120

Current	206,261	216,728
Non-current	412,569	397,392
	618,830	614,120

The changes in the balance are as follows:

	June 30, 2024	June 30, 2023
Opening balance	614,120	625,277
Additions	-	28,044
Cash payment	-	(4,100)
Payments in installments	(19,947)	(84,171)
Interest payment	(5,815)	(7,768)
Interest adjustment	30,472	34,987
Remeasurement	-	(649)
Closing balance	618,830	591,620

The maturity years of such balances as of June 30, 2024 are shown in the table below:

		June 30, 2024		December 31, 2023
Maturity of installments	Total	%	Total	%
In up to one year	206,261	33.3	216,728	35.3

One to two years	203,345	32.9	196,406	32.0
Two to three years	209,224	33.8	200,986	32.7
	412,569	66.7	397,392	64.7
	618,830	100.0	614,120	100.0

19. Salaries and social contributions

	June 3o, 2024	December 31, 2023
Salaries payable	30,527	28,108
Social contribution payable	18,559	25,327
Provision for vacation pay	36,634	22,379
Provision for profit sharing (i)	14,018	28,592
	99,738	104,406

(i)	The provision for profit sharing is based on qualitative and quantitative metrics determined by Board of Directors.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of six-months period ended June 30, 2024

In thousands of R$, unless otherwise stated.

20. Related parties

As presented in note 1, the Company is a subsidiary of Cogna Educação S.A. and some of the Company’s transactions and arrangements involve entities that are subsidiaries of Cogna Group. The effect of these transactions is reflected in these Interim Statements, with these related parties segregated by nature of transaction measured on an arm’s length basis and determined by intercompany agreements and approved by the Company’s Management.

The balances and transactions between the Company and its associates have been eliminated in the Company’s Consolidated Financial Statements. The balances and transactions between related parties are shown below:

	June 30, 2024
	Other receivables (i)	Trade receivables (note 9)	Indemnification asset (note 21c)	Other payments (ii)	Suppliers (note 15)	Bonds (note 14)
Cogna Educação S.A.	2	-	214,581	3,021	-	758,138
Editora Ática S.A.	7,310	4,171	-	10,285	12,929	-
Editora E Distribuidora Educacional S.A.	1,390	469	-	-	-	-
Editora Scipione S.A.	7	471	-	-	1,371	-
Maxiprint Editora Ltda.	1	2,507	-	-	8	-
Saber Serviços Educacionais S.A.	-	175	-	-	-	-
Saraiva Educação S.A.	2,250	3,147	-	20	1,548	-
SGE Comercio De Material Didatico Ltda.	-	-	-	-	658	-
Somos Idiomas S.A.	24	102	-	-	150	-
Anhanguera Educacional Participações S.A.	5	424	-	17	-	-
Others	-	551	-	-	9	-
	10,989	12,017	214,581	13,343	16,673	758,138

(i)	Refers substantially to accounts receivable generated from sharing costs e.g IT services shared by the Company to Cogna Group.

(ii)	Refers substantially to accounts payable by sharing expenses e.g property leasing, personnel and IT licenses shared with Cogna Group

	December 31, 2023
	Other receivables	Trade receivables (note 9)	Indemnifi-cation asset (note 21c)	Other payments	Suppliers (note 15)	Bonds (note 14)
Cogna Educação S.A.	-	-	203,942	2,696	-	263,904
Editora Ática S.A.	4,424	6,536	-	12,334	6,286	-
Editora E Distribuidora Educacional S.A.	1,256	477	-	-	-	-
Editora Scipione S.A.	87	2,112	-	-	40	-
Maxiprint Editora Ltda.	1	4,659	-	-	-	-
Saraiva Educação S.A.	1,099	3,495	-	19	4,262	-
Somos Idiomas S.A.	146	2	-	-	-	-
Others	144	856	-	11	659	-
	7,157	18,137	203,942	15,060	11,247	263,904

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of six-months period ended June 30, 2024

In thousands of R$, unless otherwise stated.

	June 30, 2024				June 30, 2023
Transactions held:	Revenues	Finance costs (note 14)	Cost Sharing	Sublease	Revenues	Finance costs (note 14)	Cost Sharing	Sublease

Cogna Educação S.A.	-	16,611	-	-	-	22,671	-	-
Editora Atica S.A.	11,029	-	30,087	4,103	7,257	-	1,945	4,540
Editora E Distribuidora Educacional SA.	336	-	-	-	355	-	-	-
Editora Scipione SA.	1,351	-	-	-	1,636	-	-	-
Maxiprint Editora Ltda.	10,552	-	-	-	4,888	-	-	-
Saraiva Educacao SA.	4,436	-	-	1,605	2,028	-	-	1,381
Somos Idiomas Ltda	-	-	-	-	-	-	-	304
SSE Serviços Educacionais Ltda.	-	-	-	-	938	-	-	-
	27,704	16,611	30,087	5,708	17,102	22,671	1,945	6,225

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of six-months period ended June 30, 2024

In thousands of R$, unless otherwise stated.

a)	Compensation of key management personnel

Key management personnel include the members of the Board of Directors, Audit Committee, the CEO and the vice-presidents, for which the nature of the tasks performed were related to the activities of the Company.

For the three-months period from April 01 to June 30, 2024, key management compensation, including charges and variable compensation amounted to R$ 2,736 (R$ 5,269 on June 30, 2023). The Audit Committee and Board of Directors were established in July 2020.

The Key management personnel compensation expenses comprised the following:

	April 01, to June 30, 2024	April 01, to June 30, 2023
Short-term employee benefits	2,272	2,686
Share-based compensation plan	464	2,583
	2,736	5,269

21. Provision for tax, civil and labor losses and Judicial deposits and escrow accounts

The Company classifies the likelihood of loss in judicial/administrative proceedings in which it is a defendant. Provisions are recorded for contingencies classified as probable loss in an amount that Management, in conjunction with its legal advisors, believes is enough to cover probable losses or when related to contingences resulting from business combinations.

The contingent liabilities are composed as follows:

a.	Composition

The changes in provision for the periods ended June 30, 2024 and June 30, 2023 were as follows:

	December 31, 2023	Additions	Reversals	Interest	Payments	June 30, 2024

Tax proceedings (i)	676,255	-	(175)	22,153	-	698,233
Labor proceedings (ii)	21,615	1,130	(589)	755	(131)	22,780
Civil proceedings	120	289	(197)	8	(67)	153
Total	697,990	1,419	(961)	22,916	(198)	721,166

Finance costs (note 26)		-	-	(22,859)
General and administrative expenses (note 25)		(1,417)	959	-
Total		(1,417)	959	(22,859)

Indemnification asset - Former owner		(2)	2	(57)

Total		(1,419)	961	(22,916)

(i)	Primarily refers to income tax positions taken by Somos and the Company in connection with a corporate restructuring held by the predecessor in 2010, In 2018, given a tax assessment via an Infraction Notice received by the predecessor for certain periods opened for tax audit coupled with unfavorable case law on a similar tax case also reached in 2018, the Company reassessed this income tax position and recorded a liability, including interest and penalties.

(ii)	The Company is a party to labor demands, which mostly refer to proportional vacation, salary difference, night shift premium, overtime and social charges, among others. There are no individual labor demands with material amounts that require specific disclosure.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of six-months period ended June 30, 2024

In thousands of R$, unless otherwise stated.

	December 31, 2022	Additions	Reversals	Interest	Payments	June 30, 2023

Tax proceedings	623,189	-	(992)	27,701	-	649,898
Labor proceedings	27,567	2,344	(11,053)	3,440	(737)	21,561
Civil proceedings	496	58	(70)	11	(2)	493
Total	651,252	2,402	(12,115)	31,152	(739)	671,952

Finance costs		-	-	(31,114)
General and administrative expenses		(2,399)	11,564	-
Income tax and social contribution		-	27	-
Indemnification asset – Former owner		(3)	524	(38)
Total		(2,402)	12,115	(31,152)

b.	Contingencies with possible losses

As of June 30, 2024, the Company was party to lawsuits classified as possible losses totaling R$ 52,926 (R$41,015 as of December 31, 2023), as shown below:

	June 30,2024	December 31, 2023
Taxes	6,516	5,413
Labor (i)	30,658	24,988
Civil	15,752	10,614
Total	52,926	41,015

(i)	The most relevant lawsuit involves a labor claim related to the payment of termination benefits and other labor charges amounting to R$19,525. The Company was included in the legal process by the Court, on the allegation that it was part of an Economic Group. There has never been any corporate, legal, or hierarchical relationship between the Company and the defendant.

c.	Judicial Deposits

Judicial deposits and escrow accounts recorded as non-current assets are as follows:

	June 30, 2024	December 31, 2023
Tax proceedings	2,751	1,899
Indemnification asset -Former owner	1,404	1,347
Indemnification asset – Related parties (i)	214,581	203,942
	218,736	207,188

(i)	Refers to an indemnification asset of the seller (Cogna) and recognized at the date of the business combination, of the acquisition of Somos, in order to indemnify the Company for all losses that may be incurred in connection with all contingencies or lawsuits, substantially tax proceedings related to business combinations up to the maximum amount of R$214,581 (R$ 203,942 on December 31, 2023). This asset is indexed to CDI (Certificates of Interbank Deposits).

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of six-months period ended June 30, 2024

In thousands of R$, unless otherwise stated.

22. Current and Deferred Income Tax and Social Contribution

a.	Reconciliation of income tax and social contribution

The reconciliation of income tax and social contribution expense is as follows:

	April to June, 2024	April to June, 2023	June 30, 2024	June 30, 2023
Loss before income tax and social contribution for the period	(95,090)	(122,654)	(58,366)	(122,386)
Nominal statutory rate of income tax and social contribution	34%	34%	34%	34%
IRPJ and CSLL calculated at the nominal rates	32,331	41,702	19,844	41,611
Share of loss equity-accounted investees	(1,350)	(723)	(2,390)	(902)
Permanent additions	856	4,957	940	3,533
Net (exclusions) additions without contribution of deferred assets	18	-	48	-
Difference in presumed (loss) profit rate of subsidiary	(774)	(133)	(985)	-
Tax Contingencies IRPJ and CSLL	-	27	-	27
Impairment write-off on tax loss carryforward	(2,162)	(1,788)	(3,320)	(2,719)
Total IRPJ and CSLL	28,919	44,042	14,137	41,550
Current IRPJ and CSLL in the result	5,183	3,917	(1,790)	2,463
Deferred IRPJ and CSLL in the result	23,736	40,125	15,927	39,087
	28,919	44,042	14,137	41,550
Effective tax rate	(30%)	(36%)	(24%)	(34%)

b.	Deferred income tax and social contribution

Changes in deferred income tax and social contribution assets and liabilities are as follows:

	As of December 31, 2023	Effect on shareholder’s equity	Effect on profit and loss	As of June 30, 2024
Income tax/social contribution:
Income tax and social contribution losses carryforwards (ii)	594,361	(282)	83,628	677,707
Temporary differences:
Impairment losses on trade receivables	28,012	-	355	28,367
Provision for obsolete inventories	3,099	-	(3,099)	-
Imputed interest on suppliers	(1,206)	-	1,206	-
Provision for risks of tax, civil and labor losses	(10,937)	-	7,355	(3,582)
Refund liabilities and right to returned goods	8,421	-	(8,421)	-
Right of use assets	31,301	-	(29,822)	1,479
Lease liabilities	(25,684)	-	25,684	-
Fair value adjustments on business combination and goodwill amortization (i)	(470,342)	-	(65,129)	(535,471)
Other temporary difference	48,428	-	4,170	52,598
Deferred Assets, net	205,453	(282)	15,927	221,098

(i)	Goodwill and fair value adjustments on business combination comprise three components, being (i) goodwill and fair value adjustment of prior business combination by Somos; (ii) amortization of fair value adjustment related to acquisition of the company; and (iii) deductibility of the acquisition goodwill for tax purposes as allowed by tax law.

(ii)	The Company’s income tax and social contribution loss carryforwards are primarily the result of tax amortization of goodwill and the amortization of certain intangibles recognized related to the business combination in 2018. In accordance with Brazilian tax regulation, tax loss carryforwards have a limitation for use of 30% of taxable profit generated in each year and do not expire. The tax benefit is expected to be realized over an estimated 6-year period beginning in 2026.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of six-months period ended June 30, 2024

In thousands of R$, unless otherwise stated.

23. Shareholder’s Equity

23.1. Share Capital

The Company holds Class A shares in addition to Class B shares (owned by Cogna).

On September 14, 2023, we announced a share repurchase program, approved by our board of directors considering that it was in the commercial interests of the Company to enter the Repurchase Plan. Under the repurchase program, we were entitled to repurchase up to R$ 62,500 (or US$12,500) in Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period that began on September 18, 2023, continuing until the earlier of the completion of the repurchase. On March 31, 2024, the program was concluded with the repurchase of all shares.

As a result, the Company's share capital outstanding on June 30, 2024, which excludes a total of 3,584,236 treasury shares, totals 80,065,651 shares, in amount of R$ 4,820,815, of which 64,436,093 Class B shares are owned by the Cogna Group and 15,629,558 are owned by third parties.

The Company’s Shareholders Agreement authorizes the Board of Directors to grant restricted share units to certain executives and employees and other service providers with respect to up to 3% (three per cent) of the issued and outstanding shares of the Company. Thus, on June 30, 2024, the Company has the following position in Class A and B shares:

	Class A Shares (units)		Class B Shares (units)	Total
	Free float	Treasury shares (note 23.4)
December 31,2023	16,566,142	2,647,652	64,436,093	83,649,887
ILP exercised	140,831	-	-	140,831
Treasury shares	-	(140,831)	-	(140,831)
Treasury shares purchased	(1,077,415)	1,077,415	-	-
June 30,2024	15,629,558	3,584,236	64,436,093	83,649,887

The Company’s shareholders on June 30, 2024 are as follows:

	In units
Company Shareholders	Class A	Class B	Total
Cogna Group	-	64,436,093	64,436,093
Free Float	15,629,558	-	15,629,558
Treasury shares (Note 23.4)	3,584,236	-	3,584,236
Total (%)	23%	77%	83,649,887

23.2. Loss per share

The basic loss per share is measured by dividing the result attributable to the Company’s shareholders by the weighted average common shares outstanding during the year. The Company considers as diluted earnings per share, the number of common shares calculated added by the weighted average number of common shares that should be issued upon conversion of all potentially dilutive shares into common shares; potentially dilutive shares were deemed to have been converted into common shares at the beginning of the period.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of six-months period ended June 30, 2024

In thousands of R$, unless otherwise stated.

	June 30, 2024	June 30, 2023
Loss Attributable to Shareholder´s	(43,850)	(81,508)
Weighted average number of ordinary shares outstanding (thousands)	83,649	83,651
Total dilution effect	-	-
Basic loss per share - R$	(0.52)	(0.97)
Diluted loss per share - R$	(0.52)	(0.97)

23.3. Capital reserve

The Company as of June 30, 2024 had one share-based compensation plans, being:

a)	Long Term Investment – (“ILP”) – Refers to two tranches granted being the first issued on July 23, 2020 and November 10, 2020. The Company compensates part of its employees and management. This plan will grant up to 3% of the Company’s class A share units. The Company will grant the limit of five tranches approved by the Company’s Board of Directors. The fair value of share units is measured at fair value quoted on the grant date. The plan has a vesting period corresponding to 5 years added by expected volatility of 30% and will be settled with Company’s shares. All taxes and contributions are paid by the Company without additional costs to employees and management. This program should be wholly settled with the delivery of the shares. The effect of events on share-based compensation in the Consolidated Statement of Profit or Loss for the period ended June 3o, 2024 was R$ 3,749, being R$ 4,302 in Shareholder’s the Equity and a debit of R$ 553 as labor charges in liabilities, due to share price fluctuation (R$ 6,828 being R$ 7,032 in Shareholder’s the Equity and a debit of R$ 204 as labor charges in liabilities for the period ended June 30, 2023).

b)	Long Term Investment – (“ILP”) – Performance Shares Units (PSU) – On August, 2023, the Board of Directors has approved a new long-term incentive plan (ILP), based on meeting certain targets, with granting in 2023 and vesting in 2026, 2027 and 2028, that generated dilution of 1.75% in Vasta shares. The effect of events on share-based compensation in the Consolidated Statement of Profit or Loss for the period ended June 30, 2024 was R$ 2.184, being R$ 1,463 in Shareholder’s the Equity and a credit of R$ 721 as labor charges in liabilities, due to share price fluctuation.

23.4. Treasury Shares

In 2023 the Board of Directors has approved a share repurchase program, or the Repurchase Program. Under the Repurchase Program, Vasta could repurchase up to R$ 62,500 (or US$12,500) in Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period started on September 18, 2023, continuing until the earlier of the completion of the repurchase. On March 31, 2024, the program concluded with the repurchase of 1,077,415 shares, corresponding to R$22,531.

Considering the above information, the amount of the treasury shares on June 30, 2024 total R$77,911 (R$59,525 on December 31, 2023), corresponding to 3,584,236 treasury shares (2,647,652 on December 31,2023).

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of six-months period ended June 30, 2024

In thousands of R$, unless otherwise stated.

24. Net Revenue from sales and Services

The breakdown of net sales of the Company is shown below:

	April to June 30, 2024	April to June 30, 2023	June 30,2024	June 30,2023

Net revenue
Learning Systems	266,568	202,802	524,130	472,481
Textbooks	9,248	3,518	59,978	34,878
Complementary Education Services	3,943	4,479	53,038	60,652
Other products and services (i)	14,593	60,597	117,922	106,220
Total	294,352	271,396	755,068	674,231

Sales	272,433	246,960	714,978	628,315
Services	21,919	24,436	40,090	45,916
	294,352	271,396	755,068	674,231

(i)	Includes sales to public government customers, amounting to R$ 69,031 on June 30, 2024 (R$ 40,453 on June 30,2023).

a.	Seasonality

The Company’s revenue is subject to seasonality since the main deliveries of printed materials and digital materials to customers occur in the last quarter of each year (typically in November and December), and in the first quarter of each subsequent year (typically in February and March), and revenue is recognized when the customers obtain control over the materials. In addition, the printed and digital materials delivered in the fourth quarter are used by customers in the following school year and, therefore, fourth quarter results reflect the growth in the number of students from one school year to the next, leading to higher revenue in general in the fourth quarter compared with the preceding quarters in each year. Consequently, on aggregate, the seasonality of revenue generally produces higher revenue in the first and fourth quarters of our fiscal year. In addition, the Company generally bills its customers during the first half of each school year (which starts in January), which generally results in a higher cash position in the first half of each year compared to the second half. A significant part of the Company’s expenses is also seasonal. Due to the nature of the business cycle, the Company needs significant working capital, typically in September or October of each year, in order to cover costs related to production and inventory accumulation, selling and marketing expenses, and delivery of the teaching materials at the end of each year in preparation for the beginning of each school year. As a result, these operating expenses are generally incurred between September and December of each year.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of six-months period ended June 30, 2024

In thousands of R$, unless otherwise stated.

25. Costs and Expenses by Nature

	April 01, to June 30, 2024	April 01, to June 30, 2023	June 30, 2024	June 30, 2023
Raw materials and productions costs	(82,476)	(59,221)	(167,492)	(155,862)
Salaries and payroll charges	(77,441)	(69,893)	(160,996)	(145,925)
Depreciation and amortization	(71,720)	(69,823)	(141,252)	(140,608)
Advertising and publicity	(26,031)	(28,547)	(50,785)	(44,422)
Copyright	(18,431)	(14,934)	(41,970)	(40,222)
General and administrative expenses - others	(14,225)	(21,376)	(29,002)	(20,431)
Impairment losses on trade receivables	(10,149)	(1,028)	(23,354)	(11,408)
Editorial costs	(8,539)	(11,308)	(18,726)	(26,375)
Rent and condominium fees	(3,450)	(3,249)	(15,526)	(17,705)
Travel	(8,197)	(9,273)	(15,099)	(12,856)
Consulting and advisory services	(6,845)	(10,096)	(14,946)	(14,131)
Third-party services	(6,052)	(2,701)	(14,743)	(14,414)
Utilities, cleaning and security	(3,055)	(4,021)	(6,705)	(8,196)
Provision for obsolete inventories	(1,702)	(4,217)	(4,579)	(7,240)
Taxes and contributions	(1,231)	(387)	(2,130)	(387)
Material	(936)	(812)	(1,792)	(1,140)
Other operating expenses	(313)	-	(507)	-
Other operating income	22	-	2,002	-
Income from lease and sublease agreements with related parties	3,253	3,066	5,708	6,225
(Reversal) provision for tax, civil and labor losses	(169)	4,742	(458)	9,165
Other operating expenses – price adjustment	-	(23,562)	-	(23,562)
	(337,687)	(326,640)	(702,352)	(669,494)

Cost of sales and services	(130,767)	(119,177)	(270,850)	(274,303)
Commercial expenses	(73,578)	(64,863)	(146,838)	(115,924)
General and administrative expenses	(122,909)	(118,091)	(262,811)	(245,372)
Impairment losses on trade receivable	(10,149)	(1,028)	(23,354)	(11,408)
Other operating income	22	9,487	2,002	10,481
Other operating expenses	(306)	(32,968)	(501)	(32,968)
	(337,687)	(326,640)	(702,352)	(669,494)

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of six-months period ended June 30, 2024

In thousands of R$, unless otherwise stated.

26. Finance result

	April 01, to June 30,2024	April 01, to June 30,2023	June 30, 2024	June 30, 2023
Finance income
Income from financial investments and marketable securities (i)	6,359	10,216	12,144	19,633
Finance income from indemnification assets and contingencies (ii)	6,132	5,913	11,516	11,744
Other finance income	3,696	1,341	6,070	2,724
	16,187	17,470	29,730	34,101
Finance costs
Interest on bonds	(23,955)	(30,262)	(48,409)	(60,853)
Interest on account payables for business combinations	(14,808)	(16,956)	(30,472)	(34,987)
Interest on suppliers	(10,184)	(8,106)	(22,684)	(15,180)
Bank and collection fees	(316)	(1,918)	(1,158)	(5,198)
Interest on provision for tax, civil and labor losses	(10,580)	(22,630)	(22,859)	(31,114)
Interest on lease liabilities	(2,589)	(2,875)	(4,702)	(6,260)
Other finance costs	(1,542)	(7)	(3,500)	(4,978)
	(63,974)	(82,754)	(133,784)	(158,570)
Financial Result (net)	(47,787)	(65,284)	(104,054)	(124,469)

(i)	Refers to income from marketable securities indexed at CDI.

(ii)	Refers to finance income from indemnification asset in the amount of R$214,581 (presented in note 21.c), in connection with the acquisition of Somos (Vasta’s Predecessor) by Cogna Group (Vasta’s Parent Company).

27. Non-cash transactions

Non-cash transactions for the periods ended June 30, 2024 and June 30, 2023 are respectively:

(i)	Additions for new lease agreements and renegotiation in the amount of R$ 17,288 and R$8,511 (note 12).

(ii)	Disposals of contracts of right of use assets and lease liabilities in the amount of R$12,974 and R$2,533 (note 16).

(iii)	Accounts payable assumed in the acquisition of Start, during year 2023, in the amount of R$1,608.

* * * * * * * * * * * * * * * * * * *

Guilherme Melega

Chief Executive Officer

Cesar Augusto Silva

Chief Financial Officer

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of six-months period ended June 30, 2024

In thousands of R$, unless otherwise stated.

Marcelo Vieira Werneck

Accountant - CRC: RJ – 091570/0-1